ISSUED ON BEHALF OF RELX PLC

Result of Annual General Meeting 2022

The Company held its Annual General Meeting ("AGM") at 09:30am today, Thursday 21 April 2022.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 20 resolutions.

Resolution	For	% votes cast For	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding Treasury shares)	Withheld
Receive the 2021 Annual Report	1,491,275,770	99.78	3,335,597	0.22	1,494,611,367	77.45%	2,126,644
Approve Annual Remuneration Report	1,373,261,824	91.85	121,919,012	8.15	1,495,180,836	77.48%	1,557,175
Declaration of 2021 Final Dividend	1,493,177,822	99.77	3,425,530	0.23	1,496,603,352	77.56%	134,659
Re-appointment of auditors	1,485,348,662	99.26	11,062,875	0.74	1,496,411,537	77.55%	326,474
Auditors’ remuneration	1,493,500,529	99.81	2,876,603	0.19	1,496,377,132	77.55%	360,879
Re-elect Paul Walker as a Director	1,467,667,180	98.07	28,845,485	1.93	1,496,512,665	77.55%	225,346
Re-elect June Felix as a Director	1,494,824,919	99.89	1,589,342	0.11	1,496,414,261	77.55%	323,750
Re-elect Erik Engstrom as a Director	1,494,726,200	99.88	1,778,075	0.12	1,496,504,275	77.55%	233,736
Re-elect Wolfhart Hauser as a Director	1,440,131,331	97.78	32,721,119	2.22	1,472,852,450	76.33%	23,885,561
Re-elect Charlotte Hogg as a Director	1,495,251,731	99.92	1,159,739	0.08	1,496,411,470	77.55%	326,541
Re-elect Marike van Lier Lels as a Director	1,476,195,582	98.65	20,215,292	1.35	1,496,410,874	77.55%	327,137
Re-elect Nick Luff as a Director	1,488,575,157	99.47	7,933,794	0.53	1,496,508,951	77.55%	229,060
Re-elect Robert MacLeod as a Director	1,466,439,977	98.53	21,818,670	1.47	1,488,258,647	77.12%	8,479,364
Re-elect Andrew Sukawaty as a Director	1,494,740,397	99.89	1,660,132	0.11	1,496,400,529	77.55%	337,482
Re-elect Suzanne Wood as a Director	1,411,122,951	94.30	85,291,485	5.70	1,496,414,436	77.55%	323,575
Authority to allot shares	1,426,795,249	95.33	69,832,233	4.67	1,496,627,482	77.56%	110,529
Disapplication of pre-emption rights	1,485,969,136	99.54	6,889,235	0.46	1,492,858,371	77.36%	3,879,640
Additional disapplication of pre-emption rights	1,464,529,391	98.10	28,326,287	1.90	1,492,855,678	77.36%	3,882,333
Authority to purchase own shares	1,476,765,192	98.75	18,663,830	1.25	1,495,429,022	77.50%	1,308,989
Notice period for general meetings	1,406,037,769	94.13	87,690,996	5.87	1,493,728,765	77.41%	3,009,246

NOTES:

1.	The ‘For’ vote includes those giving the Chair discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 17 to 20 are Special Resolutions.

4.	At the close of business on Tuesday 19 April 2022 the total number of ordinary shares in issue, excluding Treasury shares, was 1,929,677,490.

5.

The full text of the resolutions can be found in the Notice of Annual General Meeting, which is available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company's website at www.relx.com.

6.

As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.